Exhibit 99.1

B.O.S. Successfully Completed Implementation of a Mantis Warehouse Management System

Rishon Letzion, Israel — October 6, 2014 — B.O.S. Better Online Solutions Ltd. (“BOS”) (NASDAQ: BOSC), today announced that its RFID & Mobile division has successfully completed its first implementation of a Mantis Informatics Warehouse Management System ("WMS").

Mantis Informatics is an international developer of WMS. The Mantis Warehouse Management System is a key part of the supply chain process. It controls all major warehousing activities such as merchandise reception, inventory management, counting and order fulfillment along with picking, packing and shipping.

The WMS was integrated at the site of Ambrosia Superhub Ltd., which is the distributor in Israel of Solgar, an international brand of vitamins and food additives.

Mr. Eitan Markovich, CEO of Ambrosia, stated: "We are in a process of building a new logistics center and required a solution to manage the varied movements and transactions of inventory. We selected BOS as the integrator because of its proven track record and extensive experience in implementing projects of tracking and identification in logistic centers.”

Dr. Faidon Daskopoulos, International Director at Mantis Informatics, stated: "I am delighted with this recent implementation of our WMS System. Not only does it add another successful project in Israel but is proves the capabilities of BOS. We teamed up with BOS due to its long experience in logistics. BOS' skills and know-how gives added value to our offerings of both products and services. Together with BOS, we can offer a one stop shop for Supply Chain Management solutions, to the benefit of our customers. I am confident that this collaboration has a promising future”.

Mr. Yuval Viner, BOS’ CEO, stated: "The partnership with Mantis advances our strategy to expand our product offerings. I am very pleased that in the relatively short time period since we started the collaboration with Mantis, we were able to deliver this successful and challenging project."

About BOS

B.O.S. Better Online Solutions Ltd. (BOSC) is a leading Israeli provider of RFID and Supply Chain solutions to enterprises. BOS' RFID and mobile division offers both turnkey integration services as well as stand-alone products, including best-of-breed RFID and AIDC hardware and communications equipment, BOS middleware and industry-specific software applications. The Company's supply chain division provides electronic components consolidation services to the aerospace, defense, medical and telecommunications industries as well as to enterprise customers worldwide. For more information, please visit: www.boscorporate.com.

Safe Harbor Regarding Forward-Looking Statements

The forward-looking statements contained herein reflect management's current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties that could cause the actual results to differ materially from those in the forward-looking statements, all of which are difficult to predict and many of which are beyond the control of BOS. These risk factors and uncertainties include, amongst others, the dependency of sales being generated from one or few major customers, the uncertainty of BOS being able to maintain current gross profit margins, inability to keep up or ahead of technology and to succeed in a highly competitive industry, inability to maintain marketing and distribution arrangements and to expand our overseas markets, uncertainty with respect to the prospects of legal claims against BOS, the effect of exchange rate fluctuations, general worldwide economic conditions and continued availability of financing for working capital purposes and to refinance outstanding indebtedness; and additional risks and uncertainties detailed in BOS's periodic reports and registration statements filed with the U.S. Securities Exchange Commission. BOS undertakes no obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.